Bontan Corporation Inc.
47 Avenue Rd. Suite 200
Toronto, ON M5R 2G3
T: 416-929-1806  |  F: 416-929-6612

PRESS RELEASE dated March 29, 2010

NEWS RELEASE

BONTAN CORPORATION AND PARTNERS PAY FOR THE SEISMIC DATA RELATING TO THE
ISRAEL OFFSHORE NATURAL GAS EXPLORATION PROJECT

Toronto, Ontario, March 29, 2010 – Further to the press release of March 26, 2010, Bontan Corporation Inc. (OTCBB: BNTNF) is pleased to announce that its Israel-based partners, Emanuelle Energy Ltd. and IDB-DT Energy (2010) Ltd., have delivered payment of the initial $7 million towards the purchase of 2D and 3D seismic data performed over the Myra and Sara licenses to WesternGeco, a geophysical company and subsidiary of Schlumberger.  The processing of the data will take 11 weeks.  Upon completion, the balance of $3.5 million will be delivered to WesternGeco, per the terms of the agreement.

Bontan’s working interest in the Licenses is 11%.

About the Project Area

The Licenses cover approximately 310 square miles and are located in the Levantine Basin near the recent Tamar 1, Tamar 2, and the Dalit natural gas discoveries. The wells were drilled by  Noble Energy Inc. (NBL.NYSE), in partnership with Delek Energy Systems (DEOL.TA), Isramco (ISRA.TA) and Avner Oil and Gas LP (AVNR.TA).  The wells have a reported 6.8 TCF (1.02 BBOE) of estimated proved, probable and possible reserves in their licensed area, making these wells the second largest gas discovery in the world since January 2008.  South of the Licenses’ area is the existing Mari-B field, also drilled by Noble, Delek and Avner, which contains a reported 1 TCF (150 MBOE) of estimated proved, probable and possible reserves.

Chapman Petroleum Engineering Ltd, an independent Calgary based consulting firm (http://www.chapeng.ab.ca/)  prepared a Prospective Resource Evaluation Report , effective January 1, 2010  in accordance with National Instrument 51-101, Section 5.9 standards for review and assessment of prospective resources , which provided a low estimate of 5.71 TCF and high of 7.34 TCF of gross prospective resources on the Sarah /Myra prospects.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, refer to our website www.bontanoilandgas.com  and contact Bontan’s investor relations representative, John Robinson at Current Capital Corp., at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include:  the effect of economic and political developments in Israel;  the discretion of the MNI to cancel, extend the time for compliance with or otherwise waive requirements of, the Licenses or to reinstate the Permit;  the discretion of the MNI to officially transfer the Licenses on the Registry to IPC and our other partners;  the effect of the continuing litigation with East Mediterranean Exploration Co. on our rights to the Licenses and the now expired Permit;  the reliance on Emanuelle, IDB-DT and IPC, as well as third-party consultants and contractors, to develop the Project;  the ability of Bontan and IPC to raise sufficient capital and demonstrate adequate financial capability to the MNI, and the associated dilution to current investors’ interests associated with the issuance of additional debt and equity securities;  the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Project;  environmental risks;  government regulation or other action;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.